Prospectus Supplement No. 20
Filed Pursuant to Rule 424(b)(3)
File No. 333-268503

SeaStar Medical Holding Corporation
3513 Brighton Blvd,
Suite 410
Denver, CO 80216
(844) 427-8100
Prospectus Supplement No. 20

(to the Prospectus dated January 4, 2023)

This Prospectus Supplement No. 20 supplements and amends the prospectus dated January 4, 2023, as amended by Prospectus Supplement No. 1 dated February 15, 2023, Prospectus Supplement No. 2 dated February 16, 2023, Prospectus Supplement No. 3 dated March 16, 2023, Prospectus Supplement No. 4 dated March 31, 2023, Prospectus Supplement No. 5 dated March 31, 2023, Prospectus Supplement No. 6 dated May 10, 2023, Prospectus Supplement No. 7 dated May 19, 2023, Prospectus Supplement No. 8 dated May 23, 2023, Prospectus Supplement No. 9 dated June 12, 2023, Prospectus Supplement No. 10 dated June 21, 2023, Prospectus Supplement No. 11 dated July 5, 2023, Prospectus Supplement No. 12 dated August 14, 2023, Prospectus Supplement No. 13 dated August 15, 2023, Prospectus Supplement No. 14 dated August 15, 2023, Prospectus Supplement No. 15 dated September 11, 2023, Prospectus Supplement No. 16 dated September 14, 2023, Prospectus Supplement No. 17 dated September 26, 2023, Prospectus Supplement No. 18 dated September 27, 2023, and Prospectus Supplement No. 19 dated October 6, 2023 (the “Prospectus”), relating to the sale from time to time of up to 9,829,000 shares of our common stock and 6,438,000 of our warrants to purchase common stock by a selling shareholder.

On October 30, 2023, we filed with the U.S. Securities and Exchange Commission the attached Current Report on Form 8-K.

This Prospectus Supplement No. 20 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 20 supersedes the information contained in the Prospectus.

Our common stock is traded on the Nasdaq Stock Market under the symbol “ICU”. On March 1, 2024, the last reported sale price of our common stock was $0.83 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus dated January 4, 2023.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 20 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 20 is March 5, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 30, 2023

SeaStar Medical Holding Corporation
(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39927	85-3681132
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3513 Brighton Blvd, Suite 410
Denver, Colorado		80216
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 844 427-8100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock par value $0.0001 per share	ICU	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock for $11.50 per share	ICUCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On October 30, 2023, SeaStar Medical Holding Corporation (the “Company”) issued a press release disclosing that the Company received an Approvable Letter from the U.S. Food and Drug Administration related to the Company’s Humanitarian Device Exemption (HDE) application for its pediatric Selective Cytopheretic Device (SCD).  A copy of this press release is being filed herewith as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release dated October 30, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SeaStar Medical Holding Corporation
		By:	/s/ Eric Schlorff
Date:	October 30, 2023	Name:	Eric Schlorff
		Title:	Chief Executive Officer

FDA Issues Approvable Letter for SeaStar Medical’s Selective Cytopheretic Device for Pediatric Patients

DENVER October 30, 2023 – SeaStar Medical Holding Corporation (Nasdaq: ICU), a medical device company developing proprietary solutions to reduce the consequences of dysregulated immune responses including hyperinflammation on vital organs, announces that the U.S. Food and Drug Administration’s (FDA) Center for Biologics Evaluation and Research (CBER) has issued an Approvable Letter for the company’s proprietary Selective Cytopheretic Device Pediatric (SCD-PED) for use in children weighing 10 kilograms or more with acute kidney injury (AKI) and sepsis or a septic condition requiring continuous kidney replacement therapy (CKRT) in the hospital intensive care unit (ICU). As announced in early October 2023, SeaStar Medical expected the FDA to issue this approvable letter within a month of such announcement.

The issuance by the FDA of an Approvable Letter is a standard step in the approval process of a Humanitarian Device Exemption (HDE) application.  The Approvable Letter indicates that SeaStar Medical’s HDE application substantially meets the requirements for an Approval Order and outlines remaining administrative steps that must be finalized before the HDE can be active for commercialization.  For the SCD-PED, these include revisions to product labeling and minor modifications to the post-approval study plan. SeaStar Medical intends to work diligently with the FDA to complete these action items in the coming weeks and expects to commence commercialization of the SCD by the end of 2023 or the first quarter of 2024.

“Receipt of this Approvable Letter is a major accomplishment indicating that the FDA supports our application and acknowledges the potential of our device to save lives and eliminate dialysis dependency in critically ill children with AKI and sepsis,” said  Kevin Chung, MD, Chief Medical Officer of SeaStar Medical. “We intend to work closely with the FDA to complete the final steps outlined in the Letter and anticipate the much-needed availability of the product in pediatric intensive care units by early next year.”

“We are well on our way to commercializing SeaStar Medical’s Selective Cytopheretic Device (SCD) in the first of what we believe will be multiple high-value indications where dysregulated inflammation plays a role,” said Eric Schlorff, SeaStar Medical Chief Executive Officer. “Our pivotal trial in critically ill adults with AKI is progressing well with the goal of the SCD becoming the standard of care for AKI in the ICU.  In addition to adult AKI, we have recently received Breakthrough Device Designations for the SCD in both cardiorenal syndrome and hepatorenal syndrome, which should expedite the clinical development and regulatory review of the SCD for use in these indications.”

The SCD is a patented, cell-directed, extracorporeal device designed to be used as an adjunct therapy that selectively targets and transitions pro-inflammatory monocytes to promote reparative processes and reduce the acute inflammatory and damaging effects of activated neutrophils. Pooled analysis from two non-controlled studies, SCD-PED-01 (funded by the FDA Office of Orphan Products Development) and SCD-PED-02 showed that pediatric patients ≥10kg with AKI requiring CKRT treated with the SCD had no device-related serious adverse events or infections, a 77% reduction in mortality rate, and no dialysis dependency at Day 60. The SCD-PED-01 (weight range ≥15 kg) and PED-02 (weight range ≥10 kg) studies demonstrated 75% and 83% reductions in mortality, respectively.

About Hyperinflammation
Hyperinflammation is the overproduction or overactivity of inflammatory cells that can lead to damage of vital organs. It occurs when the body overproduces inflammatory effector cells and other molecules that can be toxic, damaging to vital organs, and can result in multi-organ failure and even death. This is known as the cytokine storm.

About the Selective Cytopheretic Device
The Selective Cytopheretic Device (SCD) is a medical device that employs immunomodulating technology to selectively target pro-inflammatory neutrophils and monocytes during CKRT and disrupt the cytokine storm that causes inflammation, organ failure and possible death in critically ill patients. Unlike pathogen removal and other blood-purification tools, the device works with hemofiltration systems to enable precise fluid and solute balance control to selectively target and transition pro-inflammatory monocytes to reparative and promote activated neutrophils to be less inflammatory. SCD selectively targets the most highly activated pro-inflammatory neutrophils and monocytes. These cells are then returned back into the body through the blood, and the body is signaled to focus on repair. This unique immunomodulation approach may reverse injury and eliminate the need for CKRT going forward.

About SeaStar Medical
SeaStar Medical is a medical technology company that is redefining how extracorporeal therapies may reduce the consequences of excessive inflammation on vital organs. SeaStar Medical’s novel technologies rely on science and innovation to provide life-saving solutions to critically ill patients. The Company is developing and commercializing cell-directed extracorporeal therapies that target the effector cells that drive systemic inflammation, causing direct tissue damage and secreting a range of pro-inflammatory cytokines that initiate and propagate imbalanced immune responses. For more information visit www.seastarmedical.com or visit us on LinkedIn or Twitter.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955. These forward-looking statements include, without limitation, SeaStar Medical’s expectations with respect to the ability of SCD to treat patients with AKI and other diseases; the expected regulatory approval process and timeline for commercialization; and the ability of SeaStar Medical to meet the expected timeline. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside SeaStar Medical’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results include, but are not limited to: (i) the risk that SeaStar Medical may not be able to obtain regulatory approval of its SCD product candidates; (ii) the risk that SeaStar Medical may not be able to raise sufficient capital to fund its operations, including clinical trials; (iii) the risk that SeaStar Medical and its current and future collaborators are unable to successfully develop and commercialize its products or services, or experience significant delays in doing so, including failure to achieve approval of its products by applicable federal and state regulators; (iv) the risk that SeaStar

Medical may never achieve or sustain profitability; (v) the risk that SeaStar Medical may not be able to access funding under existing agreements, including the equity line of credit and forward purchase agreements; (vi) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (vii) the risk of product liability or regulatory lawsuits or proceedings relating to SeaStar Medical’s products and services; (viii) the risk that SeaStar Medical is unable to secure or protect its intellectual property; and (ix) other risks and uncertainties indicated from time to time in SeaStar Medical’s Annual Report on Form 10-K, including those under the “Risk Factors” section therein and in SeaStar Medical’s other filings with the SEC.  The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SeaStar Medical assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact:

LHA Investor Relations
Jody Cain
(310) 691-7100
Jcain@lhai.com

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